Exhibit 14.1

CODE OF ETHICS

Inter-Con/PC, Inc. (the “Company”) has adopted comprehensive Business Conduct Guidelines that are applicable to all directors, officers and employees of the Company. The Company's chief executive officer (principal executive officer), chief financial officer (principal financial officer) and chief accounting officer (principal accounting officer) (collectively, the "Ethics Officers") are bound by these Business Conduct Guidelines, including those provisions that relate to ethical conduct, conflicts of interest and compliance with applicable laws. The Ethics Officers hold an important and elevated role in corporate governance in that they are uniquely capable and empowered to ensure that all shareholders' interests are appropriately balanced, protected and preserved. Therefore, in addition to the broad and comprehensive codes of ethical conduct set forth in the Company's Business Conduct Guidelines, the Ethics Officers shall be subject to the following additional conduct guidelines:

1.
The Ethics Officers shall supervise the implementation of measures that are designed to ensure that information disclosed in reports and documents filed with or submitted to the Securities and Exchange Commission, or contained in other public communications made by the Company, is full, fair, accurate, complete, timely and understandable.

2.
The Ethics Officers shall promptly bring to the attention of the Audit Committee of the Company's Board of Directors (the "Audit Committee") any material information of which he or she may become aware that could affect the disclosures made by the Company in its public filings.

3.
The Ethics Officers shall promptly bring to the attention of the Audit Committee any information he or she may have concerning (i) significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

4.
The Ethics Officers shall promptly bring to the attention of the Company's Corporate Compliance Officer and to the Audit Committee any information he or she may have concerning any violation of this Code of Ethics or the Company's Business Conduct Guidelines by any director, officer or other employee of the Company.

5.
The Ethics Officers shall promptly bring to the attention of the Corporate Compliance Officer and to the Audit Committee any material transaction or relationship that arises and of which he or she becomes aware that reasonably could be expected to give rise to an actual or apparent conflict of interest between a director or senior officer of the Company, on the one hand, and the Company, on the other.

Any failure of a Ethics Officer to observe the terms of this Code of Ethics or the Business Conduct Guidelines may result in appropriate disciplinary action that shall be designed to deter wrongdoing and to promote accountability to this Code of Ethics and the Business Conduct Guidelines.

The Audit Committee shall be responsible for recommending to the Company's Board of Directors whether and on what terms to grant to any Ethics Officer a waiver of this Code of Ethics or the Business Conduct Guidelines. The decision to grant to any Ethics Officer a waiver of this Code of Ethics or the Business Conduct Guidelines shall be made by the Board of Directors and shall be promptly disclosed to the public and the Company's shareholders in accordance with applicable law and listing standards.